Exhibit 99.2

MKDWELL TECH INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$542,591	$88,842
Time deposit	-	10,190,407
Restricted cash	51,139	-
Notes receivables	-	22,634
Accounts receivable, net	640,778	830,642
Amounts due from a related party	932,640	968,993
Inventories, net	291,029	275,064
Prepaid expenses and other current assets, net	662,877	328,168
Total current assets	3,121,054	12,704,750

Non-current assets:
Intangible assets, net	523,846	527,624
Property, plant and equipment, net	5,094,545	4,980,380
Real estate properties for lease, net	60,908	60,477
Operating lease right-of-use assets, net	59,680	33,909
Other non-current assets	34,624	25,334
Total non-current assets	5,773,603	5,627,724
TOTAL ASSETS	8,894,657	18,332,474

Liabilities
Current liabilities:
Short-term bank borrowings	2,648,199	2,628,567
Accounts payable	409,124	649,679
Amounts due to related parties, current	2,162,876	1,221,428
Accrued expenses and other current liabilities	4,674,876	3,758,932
Long-term bank borrowings, current portion	123,299	445,307
Convertible note	868,925	1,004,292
Operating lease liabilities, current	59,680	33,909
Total current liabilities	10,946,979	9,742,114

Non-current liabilities:
Long-term bank borrowings	2,814,862	2,534,553
Other non-current liabilities	306,766	317,507
Total non-current liabilities	3,121,628	2,852,060
TOTAL LIABILITIES	14,068,607	12,594,174

Commitments and Contingencies

Equity (deficit)
	-	-
Ordinary shares (par value of US$0.0001 per share; 100,000,000 and an unlimited amount of ordinary shares authorized as of December 31, 2024 and June 30, 2025, respectively; 18,588,342 and 135,188,342 ordinary shares issued as of December 31, 2024 and June 30, 2025, respectively; 16,788,342 and 93,730,569 ordinary shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	1,859	13,519
Preferred shares (par value of US$0.0001 per share; 8,231,000 shares issued and outstanding as of June 30, 2025)	-	823
Additional paid-in capital	8,962,753	21,428,864
Accumulated deficit	(13,731,023)	(15,143,465)
Accumulated other comprehensive income	557,094	38,350
MKDWELL Limited shareholders’ equity (deficit)	(4,209,317)	6,338,091
Non-controlling interests	(964,633)	(599,792)
Total equity (deficit)	(5,173,950)	5,738,299
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$8,894,657	$18,332,473

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025
Revenues	$811,041	$1,365,284
Cost of revenues	(744,282)	(1,276,634)
Gross profit	66,759	88,650

Operating expenses:
Selling expenses	(110,054)	(127,353)
General and administrative expenses	(1,153,323)	(1,063,891)
Research and development expenses	(345,332)	(376,365)
Total operating expenses	(1,608,709)	(1,567,609)

Loss from operations	(1,541,950)	(1,478,959)

Other loss:
Interest expenses, net	(164,912)	(232,583)
Other income/(expense), net	(18,348)	12,153
Total other loss	(183,260)	(220,430)

Loss before income tax expense	(1,725,210)	(1,699,389)
Income tax expense	-
Net loss	$(1,725,210)	$(1,699,389)
Net loss attributable to non-controlling interest	(316,799)	(286,947)
Net loss attributable to ordinary shareholders	(1,408,411)	(1,412,442)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	(102,775)	651,788
Foreign currency translation adjustment attributable to parent company	167,079	(523,250)
Total other comprehensive (loss) income	$64,304	$128,538

Total comprehensive loss	$(1,660,906)	$(1,570,851)
Total comprehensive (loss)/gain attributable to non-controlling interest	(419,574)	364,841
Total comprehensive (loss) attributable to ordinary shareholders	(1,241,332)	(1,935,692)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	24,443,989	93,730,569
Loss per share - basic and diluted	$(0.06)	$(0.02)